Exhibit 99.1

NR 23-03

U.S. THIRD CIRCUIT COURT OF APPEALS AFFIRMS PREVIOUSLY ANNOUNCED DISTRICT COURT ORDER GRANTED TO GOLD RESERVE AND OTHERS

SPOKANE, WASHINGTON, July 10, 2023

Gold Reserve Inc. (TSX.V:GRZ) (OTCQX:GDRZF) (Gold Reserve or the Company) announces that on July 7, 2023 the United States Court of Appeals for the Third Circuit (the Third Circuit) issued a judgment affirming the orders of the United States District Court for the District of Delaware (the Delaware Court) issued on March 23, 2023 and March 31, 2023 (see Gold Reserve’s press releases dated April 4, 2023 and May 3, 2023).

Rockne J. Timm, CEO stated, “The ruling by the Third Circuit is welcome but, at the same time, and subject to applicable sanctions laws in the U.S. and Canada, we are open to resolving amicably all of our pending issues with Venezuela. This includes, but is not limited to, our U.S. $996 million judgment (inclusive of interest) that is the subject of the Company’s litigation in Delaware, but also the recovery of our Bandes Trust funds and the more recent expropriation of the Siembra Minera mining rights.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation, the completion of the PDV Holdings, Inc (“PDVH”) sale process, whether OFAC will grant an authorization in connection with any potential sale of PDVH shares and/or whether it changes its decision or guidance regarding the sales process, the ability to enforce the writ of attachment fieri facias granted to Gold Reserve, that PDVH’s parent company, Petroleos de Venezuela, S.A. (“PDVSA”) has opposed the inclusion of any additional judgements in the existing sales process and may appeal the Third Circuit’s decision upholding the orders of the District Court, including the potential time and cost associated with such appeal and whether PDVSA will be successful in any such appeal, that the Company will be granted an order from the Delaware Court such that the Company can formally participate in any sales process of the PDVH shares, the timing set for various reports will not be met, the ability to otherwise participate in the potential sales process in connection with the PDVH shares (and related costs associated therewith), the amount, if any, of proceeds associated therewith; the competing claims of certain creditors, the Other Creditors (as detailed in the applicable court documents filed with the Delaware Court) of Venezuela and the Company, including any priority afforded thereto, and the proceeds from the sale of the PDVH shares may not be sufficient to satisfy the amounts outstanding under the September 2014 arbitral award and/or corresponding November 15, 2015 U.S. judgement in full. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Report on Form 20-F and Management’s Discussion & Analysis for the year ended December 31, 2022 and other reports that have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Gold Reserve Inc. Contact
Rockne J. Timm
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel: (509) 623-1500
Fax: (509) 623-1634